SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

_________________________

Zhongchai Machinery, Inc.
(Name of the Issuer)

Zhongchai Machinery, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98951X 100
(CUSIP Number of Class of Securities)

Mr. Peter Wang, President
224 Tianmushan  Road
Zhongrong Chengshi  Huayuan 5-1-602
Hangzhou, P.R. China 310007
Telephone Number: 904-418-9133
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Andrew D. Hudders, Esq.
Golenbock Eiseman Assor Bell & Peskoe, LLP
437 Madison Avenue, 40th Floor
New York, New York 10022
Tel.  212-907-7349
Fax.  212-754-0330

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$56,000.00	$6.50

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 100,000 shares of Common Stock, par value $0.001 per share, for $0.56 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $56,000.00 by .0001161.
X
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  previously paid: $6.50

Filing party: Zhongchai Machinery, Inc.

Form or registration statement:  Schedule 13E-3 (SEC Accession Number: 0001144204-11-016311)

Date Filed: March 22, 2011

INTRODUCTION

This Amendment No. 5, to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is filed by Zhongchai Machinery, Inc., a Nevada corporation (the “Company”), as an amendment to the original filing on March 22, 2011, with the Securities and Exchange Commission (the “SEC”).  All information below should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as previously amended.  This Amendment is filed pursuant to Rule 13e-3(d)(2) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) to report the results of the shareholder vote on the Reverse Stock Split at the Company’s Special Meeting of Shareholders held on July 26, 2011.  The information contained in the Proxy Statement (“Proxy Statement”) filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , including all annexes thereto, is hereby expressly incorporated herein by reference.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 15. Additional Information.

(b)            Other Material Information.  As reported in the Company’s related Form 8-K filed with the SEC, with an event date of July 26, 2011, the Company held a Special Meeting of Shareholders (the “Special Meeting”) as described in the definitive Proxy Statement relating to the Special Meeting previously filed with the SEC and included as an exhibit to this Transaction Statement.  At the Special Meeting the Company’s shareholders approved the following amendment to the Company’s Amended Articles of Incorporation, which is intended to enable the Company to cease its periodic reporting obligations under the Securities Exchange Act of 1934, as amended, and thereby forgo many of the expenses associated with operating as a public company subject to Securities and Exchange Commission reporting obligations.  The number of votes cast for, against, or withheld as well as the number of broker non-votes as to each such amendment at the Special Meeting was as follows:

Item of Business	Total Shares Voted	Votes Cast For	Votes Cast Against	Shares Abstaining

Proposal 1 – Reverse Stock Split	23,185,374	23,185,174	100	100

No other matters were submitted for a vote by the Company’s shareholders at the Special Meeting.

The Company filed with the Secretary of State for the State of Nevada the necessary Articles of Amendment of its Amended Articles of Incorporation to cause the Reverse Stock Split to take effect on July 27, 2011.  The Company expects to make the required filing with the SEC to terminate the registration of its common stock under the Securities Exchange Act of 1934 on or about July 29, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2011	/s/ Peter Wang
Peter Wang, President and Chairman of the Board